FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               03 November 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                              International Power plc

         Financial Results for the Nine Months ended 30 September 2005

(London - 3 November 2005) International Power today announces its results for the nine-month period ended 30 September 2005 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said, "I am pleased to report a good financial performance that is underpinned by a strong contribution from our recent acquisitions, and an improved performance in two of our key merchant markets - the UK and the US. The portfolio continues to perform well and we remain on track to deliver full year earnings in line with our guidance of 12p - 13p."

Nine Month Highlights

- Profit from operations* (excluding exceptional items) of GBP345 million (2004: GBP162 million)

-  Profit before tax (excluding exceptional items) of GBP200 million (2004:
   GBP103 million)

-  EPS (excluding exceptional items) of 9.6p (2004: 6.5p)

-  Free cash flow of GBP185 million (2004: GBP69 million)


    Profit from operations*                                 Nine months                    Year ended
    (excluding exceptional items)                       ended 30 September                 31 December
                                                     2005                2004                 2004
                                                     GBPm                GBPm                  GBPm

    North America                                     28                 (6)                  (21)
    Europe                                           145                  55                   97
    Middle East                                       18                  16                   20
    Australia                                        105                  78                   98
    Asia                                              79                  41                   60
    Regional total                                   375                 184                   254
    Corporate costs                                  (30)                (22)                 (32)
    Profit from operations                           345                 162                   222



*Profit from  operations  comprises  the sum of profit  before  interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates. Comparatives for 2004 have been presented on this basis.

North America

Profit from operations in North America amounted to GBP28 million compared to a loss from operations of GBP6 million in 2004. This increase was primarily driven by improved profitability at our Texas plants (Midlothian and Hays), together with a first time contribution from EcoElectrica, which was acquired in December 2004. Hartwell and Oyster Creek, which are both fully contracted, continued to perform well.

In Texas, power prices have increased, reflecting a tightening reserve margin and high gas prices which benefited our fuel efficient plants. This has significantly increased profitability when compared to last year. In New England, overall financial performance was largely unchanged. Q1 2004 benefited from some very high, short duration, price spikes which lifted the nine-month performance last year. Excluding this, underlying profits in New England are ahead of 2004.

Europe

In Europe, profit from operations in the period rose significantly to GBP145 million (2004: GBP55 million) reflecting an excellent contribution from our newly acquired assets (particularly First Hydro, Turbogas and ISAB) and a strong performance from Rugeley in the UK.

Profitability at Deeside showed some improvement, but margins for gas fired generation are not as favourable as for coal fired generation that has benefited from a relatively stable fuel cost. Our 1,200 MW Saltend plant, which was acquired in partnership with Mitsui & Co. Ltd in July this year, has been successfully integrated into our UK portfolio. Saltend, which has a long-term gas contract, is performing well and is delivering strong cash flow in line with expectations.

All other European assets performed well and delivered a good performance.

The TXU settlement at Rugeley now amounts to GBP67 million, and a final receipt of between GBP6 million and GBP17 million is expected in 2006.

As reported on 19 October 2005, together with Mitsui & Co. Ltd, International Power has submitted an indicative bid to acquire an interest in the 4,000 MW Drax power plant in the UK. Further announcements will be made as appropriate.

Middle East

In the Middle East,  profit from  operations  increased to GBP18 million  (2004:
GBP16 million), reflecting a contribution from Shuweihat which commenced operation in October 2004.

The construction of Ras Laffan B in Qatar is now well underway and the construction of the four Tihama Power plants in Saudi Arabia is on track.

Australia

Profit from operations in Australia increased to GBP105 million (2004: GBP78 million), primarily reflecting contributions from our recent acquisitions, namely Loy Yang B and Kwinana, together with a contribution from our Canunda wind farm. At Hazelwood and Pelican Point profits are down year on year, but 2005 contracted prices remain at a premium to the underlying market.

The integration of the EnergyAustralia retail business continues to progress well.

Asia

In Asia profit from operations almost doubled at GBP79 million (2004: GBP41 million). This increase is primarily attributable to profits from Paiton in Indonesia, together with a good performance at KAPCO, Uch and Thai National Power. All long-term contracted assets continued to operate with high operational standards and high levels of availability, delivering good financial performance.

Summary Cash Flow


A summary of the Group cash flow is set out below:

                                                Nine months ended     Nine months ended            Year ended
                                                     30 September          30 September           31 December
                                                             2005                  2004                  2004
                                                             GBPm                  GBPm                   GBPm

Profit for the period                                         210                    79                   104

Adjustment for non-cash items (see note below)*               116                    64                    89
Dividends received from joint ventures and
associates                                                     54                    55                    69
Movements in working capital                                    1                   (2)                     5
Capital expenditure - maintenance                            (33)                  (39)                  (59)
Other cash movements                                            3                     -                     -
Tax and interest paid                                       (166)                  (88)                 (104)

Free cash flow                                                185                    69                   104
Finance costs - exceptional                                     -                  (22)                  (26)
Refinancing costs capitalised on acquisition
debt                                                          (7)                     -                  (22)
Capital expenditure for growth projects                     (144)                 (114)                 (158)
Returns from investments/capital expenditure -
other financial investments                                    33                  (75)                  (61)
Acquisitions                                                (566)                     -               (1,195)
Disposals                                                     138                    17                    17
Receipt from TXU administrators - exceptional                  58                     -                     -
Dividends paid                                               (37)                     -                     -
Proceeds from rights issue                                      -                   286                   286
Funding from minorities                                        72                    13                   165
Foreign exchange and other                                  (144)                    37                    62

Decrease/(increase) in net debt                             (412)                   211                 (828)

Opening net debt                                          (2,739)                 (692)                 (692)
Transitional adjustment on first time adoption
of IAS 39                                                      44                     -                     -
Net debt on acquisition of subsidiaries                        27                     -               (1,219)

Closing net debt                                          (3,080)                 (481)               (2,739)


*Non-cash items are set out in Note 4 to the Accounts. They include profit and loss charges for interest, tax, depreciation, the share of profit of joint ventures and associates, and the exceptional profit on the TXU settlement.

Dividends from JVs and associates were flat despite the portfolio expansion reflecting phasing of receipts during 2004 and 2005. However, by the year end, dividends from JVs and associates are expected to be significantly ahead of 2004.

Free cash flow for the nine months to 30 September 2005 was GBP185 million, an increase of GBP116 million compared with 2004. This reflects the underlying profitability of the assets acquired in 2004 and the improved UK and US merchant markets. This is partially offset by the increase in interest and tax payments of GBP78 million, reflecting ongoing debt service costs on the acquired assets.

Capital expenditure for growth projects at GBP144 million, principally comprises spend on our Tihama project in Saudi Arabia. Acquisitions in Q3 2005 include investments in Saltend and the retail partnership with EnergyAustralia. Disposals of GBP138 million primarily relate to the sale of Tri Energy and Italian Wind, together with the sale of 20% of Turbogas relating to EdP pre-emption rights. The disposal of Valley Power was completed in Q4 2005. Foreign exchange and other includes an exchange loss of GBP132 million on retranslation of net debt balances reflecting the strengthening of the Australian and US dollars.

Summary balance sheet


A summarised, reclassified Group balance sheet is set out below:


                                                     As at                 As at                 As at
                                              30 September          30 September           31 December
                                                      2005                  2004                  2004
                                                      GBPm                  GBPm                   GBPm
Non current assets

Intangibles and tangibles                            4,753                 2,103                 3,948
Investments                                          1,329                   610                 1,253
Other long term receivables                            549                     -                   581

                                                     6,631                 2,713                 5,782
Net current liabilities (excluding net
debt items)                                          (500)                  (90)                 (266)
Provisions and creditors > one year
(excluding net debt items)                           (829)                 (279)                 (719)
Net debt                                           (3,080)                 (481)               (2,739)

Net assets                                           2,222                 1,863                 2,058

Gearing                                               139%                   26%                  133%
Debt capitalisation                                    58%                   21%                   57%


As compared to December 2004, the increase in intangibles and tangibles to GBP4,753 million principally reflects the acquisition of Saltend, capital expenditure on growth projects such as Tihama, and retranslation gains of GBP170 million on our Australian and US dollar assets.

The increase in net current liabilities relates to some GBP70 million of provisions for derivative power contracts that were made on the acquisition of Saltend, which were recognised in our acquisition model. In addition, mark to market adjustments of some GBP160 million relating to hedges are now recognised on the balance sheet following the adoption of IAS 39. Under IFRS, these contracts are revalued at each period end but have no impact on future cash flow.

Since the year end, provisions and creditors over one year have increased by GBP110 million to GBP829 million. This increase principally comprises funding from minority shareholders in relation to acquisitions and capital expenditure on growth projects.

Net debt has increased as a result of the acquisitions in 2005 and further capital expenditure on the Tihama construction project.

Outlook

The portfolio continues to perform well and we remain on track to deliver full year earnings in line with our guidance of 12p - 13p.

Achieved Spark Spreads for the Nine Months ended 30 September 2005

North America


New England                                        Nine Months 2005           Nine Months 2004

Spark spread ($/MWh)                               $8                         $12
Load factor                                        40%                        30%


Texas (Midlothian)                                 Nine Months 2005           Nine Months 2004

Spark spread ($/MWh)                               $12                        $6
Load factor                                        55%                        30%

Texas (Hays)
Spark spread ($/MWh)                               $10                        N/a
Load factor                                        70%                        N/a

United Kingdom

Rugeley                                            Nine Months 2005           Nine Months 2004
*Spark spread (GBP/MWh)                            GBP13                      GBP7
Load factor                                        55%                        50%


Deeside                                            Nine Months 2005           Nine Months 2004
*Spark spread (GBP/MWh)                            GBP8                        GBP5
Load factor                                        65%                        70%

*Excludes CO2 costs


Australia

Hazelwood                                          Nine Months 2005           Nine Months 2004
Achieved power price (A$/MWh)                      A$35                       A$38
Load factor                                        80%                        80%



For further information please contact:

Media Contact:
Sara Richardson
+44 (0)20 7320 8619

Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681

About International Power

International Power plc is a leading independent electricity generating company with 16,246 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



International Power plc
Consolidated Income Statement
For the nine months ended 30 September 2005


                                             Nine months ended                      Nine months ended
                                             30 September 2005                      30 September 2004

                                     Excluding                   Including       Excluding                  Including
                                   exceptional   Exceptional   exceptional     exceptional  Exceptional   exceptional
                                         items        items*         Items           items       items*         Items
                             Note         GBPm          GBPm          GBPm            GBPm         GBPm          GBPm

Revenue: Group and share
of joint ventures and
associates                               1,989             -         1,989             905            -           905
Less: share of joint
ventures' and associates'
revenue                                   (684)            -          (684)           (352)           -          (352)

Group revenue                   2        1,305             -         1,305             553            -           553
Cost of sales                           (1,069)            -        (1,069)           (488)           -          (488)

Gross profit                               236             -           236              65            -            65
Other operating income                      48            58           106              39            4            43
Other operating expenses                   (70)            -           (70)            (21)          11           (10)
Share of results of joint
ventures and associates                    131             -           131              79            -            79

Profit from operations          2          345            58           403             162           15           177

Finance income                              37             -            37              20            -            20
Finance expenses                          (182)            -          (182)            (79)         (22)         (101)

Profit before tax                          200            58           258             103           (7)           96

Income tax expense                         (31)          (17)          (48)            (17)           -           (17)

Profit for the period                      169            41           210              86           (7)           79

Attributable to:

Minority interest                           28             -            28               4            -             4
Equity holders of the parent               141            41           182              82           (7)           75

Earnings per share:
Basic                           8          9.6p                       12.4p            6.5p                       6.0p

Diluted                         8          9.3p                       11.9p            6.5p                       5.9p


* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).


International Power plc
Consolidated Income Statement
For the year ended 31 December 2004

                                                       Year ended 31 December 2004

                                                  Excluding                    Including
                                                exceptional   Exceptional    exceptional
                                                      items        items*          Items
                                         Note         GBPm          GBPm            GBPm

Revenue: Group and share of joint
ventures and associates                               1,267             -          1,267
Less: share of joint ventures' and
associates' revenue                                    (499)            -           (499)

Group revenue                               2           768             -            768
Cost of sales                                          (672)            -           (672)

Gross profit                                             96             -             96
Other operating income                                   56             4             60
Other operating expenses                                (43)           11            (32)
Share of results of joint ventures
and associates                                          113             -            113

Profit from operations                      2           222            15            237

Finance income                                           30             -             30
Finance expenses                                       (107)          (31)          (138)

Profit before tax                                       145           (16)           129

Income tax expense                                      (25)            -            (25)

Profit for the year                                     120           (16)           104

Attributable to:

Minority interest                                         8            (2)             6
Equity holders of the parent                            112           (14)            98

Earnings per share:

Basic                                                   8.6p                         7.5p

Diluted                                                 8.5p                         7.4p



* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).



International Power plc
Consolidated Statement of Changes in Total Equity
For the nine months ended 30 September 2005

                                         Nine months ended     Nine months ended        Year ended
                                              30 September          30 September       31 December
                                                      2005                  2004              2004
                                                      GBPm                  GBPm              GBPm

Foreign exchange translation
differences                                            69                    (34)              (40)
Fair value movement on cash flow
hedges taken to equity (net of
deferred tax of GBP48 million)                         (110)                     -                 -

Net expense recognised directly in
equity                                                (41)                   (34)              (40)

Net profit for the period                             210                     79               104

Total recognised income and expense
for the period                                        169                     45                64

Derecognition of embedded derivative
on cancellation of option relating to
3.75% convertible US dollar bond                       50                      -                 -
Issue of shares                                         -                    286               286
Minority interests in acquisitions and
disposals                                              16                      7               184
Equity funding from minority interest                   6                      -                 -
Dividends
On ordinary shares                                    (37)                     -                 -
To minority interests in subsidiaries                 (11)                    (3)               (3)
Other movements                                         9                      3                 2

Net increase in total equity                          202                    338               533

Balance at beginning of period                      2,058                  1,525             1,525

On adoption of IAS 32 and IAS 39                      (38)                     -                 -

Balance at end of period                            2,222                  1,863             2,058




International Power plc
Consolidated Balance Sheet
As at 30 September 2005
                                                    As at                  As at             As at
                                             30 September           30 September       31 December
                                                     2005                   2004              2004
                                                                                        (Restated*)
                                                     GBPm                   GBPm               GBPm
Assets

Non-current assets
Goodwill and intangible assets                        432                      8               249
Property, plant and equipment                       4,321                  2,095             3,699
Investments                                         1,329                    610             1,253
Other long term receivables                           549                      -               581

Total non-current assets                            6,631                  2,713             5,782

Current assets

Inventories                                           102                     81                87
Trade receivables and
prepayments                                           571                    139               234
Cash and cash equivalents                             583                    927               612
Assets classified as held for                          59                      -                 -
sale

Total current assets                                1,315                  1,147               933

Total assets                                        7,946                  3,860             6,715

Current liabilities
Loans and bonds                                       120                     38               100
Liabilities classified as held
for sale                                               16                      -                 -
Other current liabilities                           1,216                    310               587

Total current liabilities                           1,352                    348               687

Non-current liabilities
Loans and bonds                                     3,543                  1,370             3,251
Other financial liabilities                           105                      8                28
Deferred tax liabilities                              657                    226               627
Other provisions                                       67                     45                64

Total non-current liabilities                       4,372                  1,649             3,970

Total liabilities                                   5,724                  1,997             4,657

Net assets                                          2,222                  1,863             2,058


Equity

Share capital                                         744                    739               739
Reserves                                            1,210                  1,078             1,094
Total equity attributable to
equity holders of parent
                                                    1,954                  1,817             1,833
Minority interests                                    268                     46               225

Total equity                                        2,222                  1,863             2,058


Net debt                                           (3,080)                  (481)           (2,739)

Gearing                                             138.6%                  25.8%            133.1%
Debt capitalisation                                  58.1%                  20.5%             57.1%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


* The fair values of certain assets and liabilities acquired in 2004 have been revised (see note 5).


International Power plc
Consolidated Cash Flow Statement
For the nine months ended 30 September 2005

                                         Nine months ended     Nine months ended        Year ended
                                              30 September          30 September       31 December
                                                      2005                  2004              2004
                                   Note               GBPm                  GBPm               GBPm

Net cash inflow from operating
activities                            4                178                    47                56

Investing activities
Purchase of property, plant and
equipment - growth                                    (144)                 (114)             (158)
Compensation for long-term
contractual performance shortfalls                       -                     5                 5
Exceptional receipt from TXU administrators             58                     -                 -
Acquisitions of subsidiaries                          (521)                    -            (1,195)

Acquisitions of investments                            (45)                    -                 -
Returns from/(investment in) joint ventures
and associates                                          33                   (66)              (60)
Net cash and cash equivalents acquired with
subsidiaries                                            27                     -               150

Other financial investment                               -                    (9)               (1)
Proceeds from disposal of investments                  138                     -                 -
Proceeds from partial disposal of associate              -                    17                17

Net cash used in investing activities                 (454)                 (167)           (1,242)

Financing activities
Dividends paid                                         (37)                    -                 -
Proceeds from share issue                                -                   286               286
Advances from banks (net of repayments)                199                    16               617
Funding from minority interests                         72                    13               165
Dividends paid to minority interests                   (11)                   (3)               (3)

Net cash from financing activities                     223                   312             1,065

Net (decrease)/increase in cash and cash
equivalents                                            (53)                  192              (121)

Cash and cash equivalents at beginning of
period                                                 612                   743               743

Effect of foreign exchange rates thereon                24                    (8)              (10)

Cash and cash equivalents at end of period             583                   927               612



International Power plc
Notes to the Accounts
For the nine months ended 30 September 2005



1.     Basis of preparation

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2004 are not the Group's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A full list of the UK GAAP accounting policies is provided in the Group's financial statements for the year ended 31 December 2004. A reconciliation of total equity and retained profit from UK GAAP to IFRS for the comparative periods is included in note 6, together with narrative describing the key differences applicable to the Group.

International Financial Reporting Standards

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of adopted IFRSs as at 30 September 2005 that are effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted IFRSs, the Directors have applied the accounting policies, which they expect to apply when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

However, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

Implementation of IAS 32 and IAS 39

The Group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 (First-time adoption of International Financial Reporting Standards).

The Group has continued to apply UK GAAP in respect of financial instruments for the comparative period presented. If IAS 32 and IAS 39 had been adopted, the market value of derivative financial instruments would have been recognised on the face of the balance sheet with the movements accounted for through the income statement or hedging reserve as appropriate. All derivative liabilities recognised on the balance sheet at fair value have been recorded within current liabilities. We have reclassified derivatives recorded on the 31 December 2004 balance sheet under acquisition accounting to ensure consistency with this basis of presentation.

IAS 32 and IAS 39 have been implemented with effect from 1 January 2005.


2.     Geographical segmental analysis


             Nine months ended 30 September      Nine months ended 30 September        Year ended 31 December
                          2005                                2004                                  2004
             Subsidiaries    Share of   Total     Subsidiaries    Share of   Total    Subsidiaries   Share of    Total
                                joint                                joint                               joint
                             ventures                             ventures                            ventures
                                  and                                  and                                 and
                           associates                           associates                          associates
                     GBPm        GBPm    GBPm             GBPm        GBPm    GBPm            GBPm        GBPm     GBPm
Revenue

North                 366         120     486              172          51     223             188          72     260
America
Europe                609         258     867              177         146     323             308         212     520
Middle East            18          32      50               18          19      37              24          30      54
Australia             293          28     321              167           6     173             223           8     231
Asia                   19         246     265               19         130     149              25         177     202

                    1,305         684   1,989              553         352     905             768         499   1,267




             Nine months ended 30 September      Nine months ended 30 September        Year ended 31 December
                          2005                                2004                                2004
             Subsidiaries    Share of   Total     Subsidiaries    Share of   Total    Subsidiaries   Share of    Total
                                joint                                joint                               joint
                             ventures                             ventures                            ventures
                                  and                                  and                                 and
                           associates                           associates                          associates
                     GBPm        GBPm     GBPm             GBPm        GBPm    GBPm            GBPm        GBPm    GBPm

Profit from
operations
(excluding
exceptional
items)
North                  14          14       28             (12)          6      (6)            (29)          8     (21)
America
Europe                106          39      145              24          31      55              52          45      97
Middle East            10           8       18              11           5      16              13           7      20
Australia             103           2      105              75           3      78              96           2      98
Asia                   11          68       79               7          34      41               9          51      60

                      244         131      375             105          79     184             141         113     254

Corporate
costs                 (30)          -      (30)            (22)          -     (22)            (32)          -     (32)

                      214         131      345              83          79     162             109         113     222


Notes

1. The profit from operations after exceptional items for the nine months ended 30 September 2005 is GBP203 million for Europe. (Nine months ended 30 September 2004: Europe profit of GBP66 million and Asia profit of GBP45 million; year ended 31 December 2004: Europe profit of GBP108 million and Asia profit of GBP64 million.)

2. UK GAAP format segmental information is provided on page 21 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3.     Exceptional items


                                         Nine months ended     Nine months ended        Year ended
                                              30 September          30 September       31 December
                                                      2005                  2004              2004
                                                      GBPm                  GBPm              GBPm

Compensation in respect of the tolling
agreement with TXU                                      58                     -                 -
Profit on partial disposal of a
holding in HUBCO                                         -                     4                 4

Exceptional items recognised in other
operating income                                        58                     4                 4

Release of a guarantee on sale of Elcogas                -                    11                11

Exceptional items recognised in other
operating expenses                                       -                    11                11

US swap termination costs                                -                   (15)              (15)
Other refinancing costs                                  -                    (7)              (16)

Exceptional items recognised in finance
expenses                                                 -                   (22)              (31)

Taxation on TXU compensation                           (17)                    -                 -


Total exceptional items after attributable
taxation                                                41                    (7)              (16)


In March 2005, Rugeley received GBP53 million from the TXU Administrators in relation to its contract termination claim. In August 2005, Rugeley received an additional GBP14 million. An exceptional item of GBP58 million has been recorded, with the remaining GBP9 million reflecting the recovery of debtor balances and costs associated with the claim that had previously been incurred.


4.     Reconciliation of profit to net cash inflow from operating activities

                                         Nine months ended     Nine months ended        Year ended
                                              30 September          30 September       31 December
                                                      2005                  2004              2004
                                                      GBPm                  GBPm              GBPm

Profit for the period                                  210                    79               104

Adjustments for:

Net interest expense                                   145                    81               108
Tax expense                                             48                    17                25
Share of profit of associates and joint               (131)                  (79)             (113)
ventures
Depreciation of property, plant and equipment          114                    62                85
Decrease in finance lease receivables                    8                     -                 -
Profit on disposal of investments                       (7)                   (4)               (4)
Exceptional profit on receipt from TXU
administrators                                         (58)                    -                 -
Release of a guarantee on sale of Elcogas                -                   (11)              (11)
Other non cash movements                                 1                     -                 -
Decrease in provisions                                  (4)                   (2)               (1)

Adjustment for non-cash items                          116                    64                89

Dividends received from joint ventures and
associates                                              54                    55                69
Proceeds from sale of tangible fixed assets              3                     -                 -
Purchase of property, plant and equipment -
maintenance                                            (33)                  (39)              (59)

Operating cash flows before movements in
working capital                                        350                   159               203

Decrease/(increase) in working capital                   1                    (2)                5

Cash generated from operations                         351                   157               208

Taxes paid                                             (16)                  (16)              (20)
Interest paid                                         (150)                  (72)              (84)

Free cash flow                                         185                    69               104

Exceptional finance costs                                -                   (22)              (26)
Refinancing costs capitalised on acquisition
debt                                                    (7)                    -               (22)

Net cash inflow from operating activities              178                    47                56



5.     Acquisitions and disposals

Acquisitions and disposals during 2005

The following significant acquisitions and disposals took place during the nine months ended 30 September 2005:

Turbogas

On 26 January 2005 the Company completed the purchase of an additional 5% in Turbogas, a 990 MW CCGT power station in Portugal, from Koch Transporttechnik. This follows the acquisition of a 75% stake on 4 November 2004, the date from which the results of Turbogas have been consolidated using the acquisition method.

On 16 March 2005 the Company sold a 20% stake in Turbogas to EdP pursuant to an option agreement. This transaction leaves the Company with a 60% interest in Turbogas.

Uch Power Limited

On 9 February 2005 the Company completed the purchase from E.ON UK plc of a 40% stake in Uch Power Limited, the owner of a 586 MW gas fired plant in Pakistan.

Tri Energy Company Limited

On 3 February 2005 IPM Eagle LLP acquired a 25% interest in Tri Energy Company Limited from Edison Mission Energy. Tri Energy is a 700 MW gas powered plant in Thailand. Pursuant to a call option agreement of the same date, on 9 March 2005 this stake was sold 50% each to Ratchaburi Gas Company Limited and Texaco Thailand Energy Company I.

Italian Wind

A 50% interest in Italian Wind was acquired by IPM Eagle LLP, a 70% subsidiary of International Power plc, as part of the Edison Mission Energy portfolio on 17 December 2004. The owner of the other 50% of the project exercised its contractual right of first refusal to acquire the stake and a sale was completed on 31 March 2005.

EnergyAustralia

On 7 July 2005, International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (GBP25 million) for a 50% share of the partnership.

Saltend

On 28 July 2005 the Company completed the purchase of the 1,200 MW CCGT Saltend power plant in Hull from Calpine Corporation, in a 70:30 partnership with Mitsui & Co., Ltd of Japan, for a total consideration of GBP500 million. The fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Acquisitions during 2004

Loy Yang B and Valley Power

The fair value of certain assets and liabilities, associated with the purchase of Loy Yang B in Australia, has been revised. This is due to the finalisation of the valuation of the long term hedge agreement between Loy Yang B and the Victoria Government. The provision associated with this 'out of the money' contract has been increased along with an equal offsetting adjustment to increase the fair value of the plant on acquisition. In addition, the fair value of certain acquired cap contracts, in relation to Valley Power and Loy Yang B, has been revised which has increased liabilities with a corresponding increase to the fair value of the plants on acquisition. The corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B and Valley Power.

6.     Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release " Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.


                                                         As at                 As at               As at
                                                  30 September           31 December         31 December
                                                          2004                  2004                2003
                                                   (Restated*)                               (Restated*)
                                                          GBPm                  GBPm                GBPm
Total equity under UK GAAP                               1,893                 2,062               1,560

Adjustments:
a.        IAS 12 Income tax                                (30)                  (42)                (31)
b.        IAS 19 Employee benefits                         (10)                  (10)                (11)
c.        IFRS 2 Share based payments                        4                     5                   2
d.        IAS 10 Post balance sheet events
          (reversal of dividend accrual)                     -                    37                   -
e.        Others including IAS 36 impairments                6                     6                   5

Total equity under IFRS                                  1,863                 2,058               1,525





                                             Nine months ended            Year ended
                                                  30 September           31 December
                                                          2004                  2004
                                                          GBPm                  GBPm

Retained profit under UK GAAP                               72                    57

Adjustments:
a.        IAS 12 Income tax                                  1                     1
b.        IAS 19 Employee benefits                           1                     1
c.        IFRS 2 Share based payments                        -                     1
d.        IAS 10 Post balance sheet events
          (reversal of dividend accrual)                     -                    37
e.        Others including IAS 36 impairments                1                     1

Minority interest                                            4                     6

Profit for the period under IFRS                            79                   104



* The UK GAAP comparatives have been amended to comply with UITF 38 (Accounting for ESOP Trusts). Prior to the adoption of UITF 38, the Company's own shares held by the Group ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value. Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by GBP2 million. The net profit for 2004 was not materially affected.

6.     Reconciliation between UK GAAP and IFRS (continued)

Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.        IAS 12 Income tax

Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.        IAS 19 Employee benefits

The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c.        IFRS 2 Share based payments

A charge is made for both employee share ownership plans (ESOPs) and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d.        IAS 10 Post balance sheet events (reversal of dividend accrual)

Dividends are not accrued until they are approved at the Annual General Meeting.

e.        IAS 36 Impairment of assets

Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f.         IAS 32 and IAS 39 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments

Other investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

6.     Reconciliation between UK GAAP and IFRS (continued)

Convertible bonds

Split accounting is applied, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting

All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 were not implemented retrospectively.

7.     Dividends

At the Company's Annual General Meeting held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to GBP37 million and was previously reported in the Company's UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, following shareholder approval in the period, it is treated as an appropriation of equity. The dividend was paid to shareholders on 8 July 2005.

8.     Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new Ordinary Shares were issued at 82p per share on the basis of 33 new Ordinary Shares for every 100 existing ordinary shares. The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147.

9.     Post Balance Sheet Events

On 17 October 2005, International Power and Mitsui & Co, Ltd (IPM) completed the sale of IPM's 60% interest in the 300 MW Valley Power peaking plant in Victoria, Australia, to Snowy Hydro Ltd.

10.    Annual Report and Accounts

Copies of the full  Annual  Report and  Accounts  for the year ended 31 December
2004, prepared under UK GAAP, are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.

International Power plc

Additional information for shareholders that does not form part of the interim accounts

For the nine months ended 30 September 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.



                       Nine months ended                 Nine months ended                    Year ended
                       30 September 2005                 30 September 2004                 31 December 2004
                Subsidiaries   Share of   Total    Subsidiaries   Share of Total    Subsidiaries   Share of   Total
                                  joint                              joint                            joint
                               ventures                           ventures                         ventures
                                    and                                and                              and
                             associates                         associates                       associates
                        GBPm       GBPm    GBPm            GBPm       GBPm   GBPm            GBPm       GBPm     GBPm

Profit from
operations
(including
results from
JVs and
associates
before interest,
tax and minority
interest and
excluding
exceptional
items)

North America             14         29      43             (12)        11    (1)            (29)        16     (13)
Europe                   106         78     184              24         41    65              52         61     113
Middle East               10         18      28              11         10    21              13         16      29
Australia                103          5     108              75          5    80              96          6     102
Asia                      11        125     136               7         58    65               9         80      89

                         244        255     499             105        125   230             141        179     320

Corporate costs          (30)         -     (30)            (22)         -   (22)            (32)         -     (32)

                         214        255     469              83        125   208             109        179     288



Reconciliation of segment result between IFRS and UK GAAP presentational format


                         Nine months ended           Nine months ended                   Year ended
                         30 September 2005           30 September 2004              31 December 2004
                                      GBPm                        GBPm                          GBPm
Profit from operations
(excluding exceptional
items)                                 345                         162                           222

Add back:
Share of JVs' and
associates' interest                    78                          31                            46
Share of JVs' and associates'
taxation                                45                          12                            17
Share of JVs' and
associates' minority
interest                                 1                           3                             3

Profit from operations
(including results from
JVs and associates before
interest, tax and
minority interest)                     469                         208                           288


International Power plc

Additional information for shareholders that does not form part of the interim accounts

For the nine months ended 30 September 2005

Effective tax rate reconciliation (pre-exceptional items)

The following table shows the calculation of the effective tax rate for the group (excluding exceptional items):


                                          Nine months ended   Nine months ended             Year ended
                                               30 September        30 September            31 December
                                                       2005                2004                   2004
                                                       GBPm                GBPm                   GBPm

Profit from operations
(excluding exceptional items)                           345                 162                    222

Add back:
Share of JVs' and associates' interest                   78                  31                     46
Share of JVs' and associates' taxation                   45                  12                     17
Share of JVs' and associates' minority
interest
                                                          1                   3                      3
Profit before total interest and tax
expense                                                 469                 208                    288

Total net interest expense
(including share of JVs and associates)                (223)                (90)                  (123)

Profit before total tax expense                         246                 118                    165

Total income tax expense
(including share of JVs and associates)                (76)                (29)                   (42)

Profit after tax                                        170                  89                    123

Total minority interest
(including share of JVs and associates)                (29)                 (7)                   (11)

Profit attributable to the equity
holders
(excluding exceptional items)                           141                  82                    112

Effective tax rate                                      31%                 25%                    25%




International Power plc
Consolidated Income Statement
For the quarter ended 30 September 2005


                                                    Quarter ended                          Quarter ended
                                                  30 September 2005                      30 September 2004
                                     Excluding                   Including       Excluding                  Including
                                   exceptional   Exceptional   exceptional     exceptional  Exceptional   exceptional
                                         Items        items*         items           items       items*         items
                             Note         GBPm          GBPm          GBPm            GBPm         GBPm          GBPm

Revenue: Group and share of
joint ventures and
associates                                 809             -           809            316             -           316
Less: share of joint ventures'
and associates' revenue                   (251)            -          (251)          (113)            -          (113)

Group revenue                   2          558             -           558            203             -           203

Cost of sales                             (450)            -          (450)          (191)            -          (191)

Gross profit                               108             -           108             12             -            12
Other operating income                      11            14            25             10             -            10
Other operating expenses                   (43)            -           (43)            (3)            -            (3)
Share of results of joint
ventures and associates                     36             -            36             24             -            24

Profit from operations          2          112            14           126             43             -            43

Finance income                              10             -            10              7             -             7
Finance expenses                           (64)            -           (64)           (24)           (7)          (31)

Profit before tax                           58            14            72             26            (7)           19

Income tax expense                          (4)           (4)           (8)            (2)            -            (2)

Profit for the period                       54            10            64             24            (7)           17

Attributable to:

Minority interest                           12             -            12              2             -             2
Equity holders of the parent                42            10            52             22            (7)           15

Earnings per share:

Basic                           8          2.9p                        3.5p           1.7p                        1.2p

Diluted                         8          2.8p                        3.4p           1.7p                        1.2p





* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).



International Power plc
Consolidated Income Statement
For the year ended 31 December 2004


                                                   Year ended 31 December 2004

                                                  Excluding                     Including
                                                exceptional   Exceptional     exceptional
                                                     items        items*           items
                                         Note         GBPm          GBPm            GBPm

Revenue: Group and share of joint                    1,267             -           1,267
ventures and associates
Less: share of joint ventures' and
associates' revenue                                   (499)            -            (499)

Group revenue                               2          768             -             768

Cost of sales                                         (672)            -            (672)

Gross profit                                            96             -              96
Other operating income                                  56             4              60
Other operating expenses                               (43)           11             (32)
Share of results of joint ventures
and associates                                         113             -             113

Profit from operations                      2          222            15             237


Finance income                                          30             -              30
Finance expenses                                      (107)          (31)           (138)

Profit before tax                                      145           (16)            129

Income tax expense                                     (25)            -             (25)

Profit for the year                                    120           (16)            104

Attributable to:

Minority interest                                        8            (2)              6
Equity holders of the parent                           112           (14)             98

Earnings per share:

Basic                                                  8.6p                          7.5p

Diluted                                                8.5p                          7.4p




* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).


International Power plc
Consolidated Statement of Changes in Total Equity
For the quarter ended 30 September 2005



                                               Quarter ended           Quarter ended             Year ended
                                                30 September            30 September            31 December
                                                        2005                    2004                   2004
                                                        GBPm                    GBPm                   GBPm


Foreign exchange translation
differences                                               30                      22                    (40)
Fair value movement on cash flow
hedges taken to equity                                    38                       -                      -


Net expense recognised directly in
equity                                                    68                      22                    (40)


Net profit for the period                                 64                      17                    104

Total recognised income and expense
for the period                                           132                      39                     64

Issue of shares                                            -                     286                    286
Minority interests in acquisitions
and disposals                                              -                       7                    184

Equity funding from minority
interests                                                  6                       -                      -
Dividends and other appropriations
On ordinary shares                                         -                       -                      -
To minority interests in
subsidiaries                                              (1)                     (1)                    (3)
Other movements                                            6                       3                      2

Net increase in total equity                             143                     334                    533

Balance at beginning of period                         2,079                   1,529                  1,525

Balance at end of period                               2,222                   1,863                  2,058



International Power plc
Consolidated Balance Sheet
As at 30 September 2005
                                                       As at                  As at                    As at
                                                30 September           30 September              31 December
                                                        2005                   2004                     2004
                                                                                                  (Restated*)
                                                       GBPm                    GBPm                     GBPm
Assets

Non-current assets
Goodwill and intangible assets                          432                       8                      249
Property, plant and equipment                         4,321                   2,095                    3,699
Investments                                           1,329                     610                    1,253
Other long term receivables                             549                       -                      581

Total non-current assets                              6,631                   2,713                    5,782

Current assets
Inventories                                             102                      81                       87
Trade receivables and prepayments                       571                     139                      234
Cash and cash equivalents                               583                     927                      612
Assets classified as held for sale                       59                       -                        -

Total current assets                                  1,315                   1,147                      933

Total assets                                          7,946                   3,860                    6,715


Current liabilities
Loans and bonds                                         120                      38                      100
Liabilities classified as held for sale                  16                       -                        -
Other current liabilities                             1,216                     310                      587

Total current liabilities                             1,352                     348                      687

Non-current liabilities
Loans and bonds                                       3,543                   1,370                    3,251
Other financial liabilities                             105                       8                       28
Deferred tax liabilities                                657                     226                      627
Other provisions                                         67                      45                       64

Total non-current liabilities                         4,372                   1,649                    3,970

Total liabilities                                     5,724                   1,997                    4,657

Net assets                                            2,222                   1,863                    2,058

Equity

Share capital                                           744                     739                      739
Reserves                                              1,210                   1,078                    1,094
Total equity attributable to equity holders of
parent                                                1,954                   1,817                    1,833
Minority interests                                      268                      46                      225

Total equity                                          2,222                   1,863                    2,058

Net debt                                             (3,080)                   (481)                  (2,739)

Gearing                                               138.6%                   25.8%                   133.1%
Debt capitalisation                                    58.1%                   20.5%                    57.1%


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


* The fair values of certain assets and liabilities acquired in 2004 have been revised (see note 5).


International Power plc
Consolidated Cash Flow Statement
For the quarter ended 30 September 2005


                                                         Quarter ended          Quarter ended          Year ended
                                                          30 September           30 September         31 December
                                                                  2005                   2004                2004
                                              Note                GBPm                   GBPm                GBPm

Net cash inflow from operating activities       4                   44                     6                   56

Investing activities
Purchase of property, plant and equipment -
growth                                                             (49)                   (33)               (158)
Compensation for long-term contractual
performance shortfalls                                               -                     (8)                 5
Exceptional receipt from TXU administrators                         14                      -                  -
Acquisitions of subsidiaries                                      (503)                     -             (1,195)
Acquisitions of investments                                        (28)                     -                  -
Returns from/(investment in) joint ventures
and associates                                                      38                     (39)              (60)

Net cash and cash equivalents acquired with
subsidiaries                                                        27                       -               150

Other financial investment                                           -                      (9)               (1)
Proceeds from disposal of investments                                1                       -                 -
Proceeds from partial disposal of associate                          -                       -                17

Net cash used in investing activities                             (500)                    (89)           (1,242)

Financing activities

Dividends paid                                                     (37)                      -                 -
Proceeds from share issue                                            -                     286               286
Advances from banks (net of repayments)                            301                      (6)              617
Funding from minority interests                                     66                       8               165
Dividends paid to minority interests                                (1)                     (1)               (3)

Net cash from financing activities                                 329                     287             1,065

Net (decrease)/increase in cash and cash
equivalents                                                       (127)                    204              (121)

Cash and cash equivalents at beginning of
period                                                             699                     715               743

Effect of foreign exchange rates thereon                            11                       8               (10)

Cash and cash equivalents at end of period                         583                     927               612


International Power plc
Notes to the Accounts
For the quarter ended 30 September 2005

1.                  Basis of preparation

This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of adopted IFRSs as at 30 September 2005 that are effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted IFRSs, the Directors have applied the accounting policies, which they expect to apply when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.



2.                  Geographical segmental analysis


                  Quarter ended 30 September      Quarter ended 30 September 2004      Year ended 31 December 2004
                             2005
             Subsidiaries    Share of   Total     Subsidiaries    Share of   Total    Subsidiaries   Share of    Total
                                joint                                joint                               joint
                             ventures                             ventures                            ventures
                                  and                                  and                                 and
                           associates                           associates                          associates
                     GBPm        GBPm    GBPm             GBPm        GBPm    GBPm            GBPm        GBPm    GBPm

Revenue
North America         204          46     250               87          18     105             188          72     260
Europe                233          83     316               54          42      96             308         212     520
Middle East             7          11      18                7           8      15              24          30      54
Australia             107          24     131               49           2      51             223           8     231
Asia                    7          87      94                6          43      49              25         177     202

                      558         251     809              203         113     316             768         499   1,267




                  Quarter ended 30 September      Quarter ended 30 September 2004      Year ended 31 December 2004
                             2005
             Subsidiaries    Share of   Total     Subsidiaries    Share of   Total    Subsidiaries   Share of    Total
                                joint                                joint                               joint
                             ventures                             ventures                            ventures
                                  and                                  and                                 and
                           associates                           associates                          associates
                     GBPm        GBPm    GBPm             GBPm        GBPm    GBPm            GBPm        GBPm    GBPm

Profit from
operations
(excluding
exceptional
items)
North America          17           3      20                2           2       4             (29)          8    (21)
Europe                 29           4      33                2           6       8              52          45     97
Middle East             2           3       5                2           3       5              13           7     20
Australia              39           1      40               18           1      19              96           2     98
Asia                    1          25      26                1          12      13               9          51     60

                       88          36     124               25          24      49             141         113    254

Corporate costs       (12)          -     (12)              (6)          -      (6)            (32)          -    (32)

                       76          36     112               19          24      43             109         113    222


Notes


1. The profit from operations after exceptional items for the quarter ended 30 September 2005 is GBP47 million for Europe. (Year ended 31 December 2004: Europe profit of GBP108 million and Asia profit of GBP64 million.)

2. UK GAAP format segmental information is provided on page 35 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.


3.                  Exceptional items


                                                           Quarter ended         Quarter ended         Year ended
                                                            30 September          30 September        31 December
                                                                    2005                  2004               2004
                                                                    GBPm                  GBPm               GBPm
Compensation in respect of the tolling agreement
with TXU                                                              14                     -                  -

Profit on partial disposal of a holding in
HUBCO                                                                  -                     -                  4

Exceptional items recognised in other operating
income                                                                14                     -                  4

Release of a guarantee on sale of Elcogas                              -                     -                 11

Exceptional items recognised in other operating
expenses                                                               -                     -                 11

US swap termination costs                                              -                     -                (15)
Other refinancing costs                                                -                    (7)               (16)

Exceptional items recognised in finance expenses                       -                    (7)               (31)

Taxation on exceptional items                                         (4)                    -                  -

Total exceptional items after attributable
taxation                                                              10                    (7)               (16)


In August  2005,  Rugeley  received an  additional  GBP14  million  from the TXU
Administrators in relation to its contract termination claim.

4.      Reconciliation of profit to net cash inflow from operating activities


                                                     Quarter ended        Quarter ended          Year ended
                                                      30 September         30 September         31 December
                                                              2005                 2004                2004
                                                              GBPm                 GBPm                GBPm



Profit for the period                                           64                   17                 104

Adjustments for:

Net interest expense                                            54                   24                 108
Tax expense                                                      8                    2                  25
Share of profit of associates and joint                        (36)                 (24)               (113)
ventures
Depreciation of property, plant and equipment                   51                   18                  85
Decrease in finance lease assets                                 3                    -                   -
Profit on disposal of investments                                -                    -                  (4)
Exceptional profit on receipt from TXU
administrators
                                                               (14)                   -                   -
Release of a guarantee on sale of Elcogas                        -                    -                 (11)
Decrease in provisions                                          (3)                  (1)                 (1)

Adjustment for non-cash items                                   63                   19                  89

Dividends received from joint ventures and
associates                                                      13                   10                  69

Purchase of property, plant and equipment -
maintenance                                                    (10)                   3                 (59)

Operating cash flows before movements in
working capital                                                130                   49                 203

(Increase)/decrease in working capital                         (12)                  19                   5

Cash generated from operations                                 118                   68                 208

Taxes paid                                                      (8)                  (2)                (20)
Interest paid                                                  (59)                 (60)                (84)

Free cash flow                                                  51                    6                 104

Exceptional finance costs                                        -                    -                 (26)
Refinancing costs capitalised on acquisition debt               (7)                   -                 (22)

Net cash inflow from operating activities                       44                    6                  56



5.                  Acquisitions and disposals

Acquisitions during 2005

EnergyAustralia

On 7 July 2005, International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (GBP25 million) for a 50% share of the partnership.

Saltend

On 28 July 2005 the Company completed the purchase of the 1,200 MW CCGT Saltend power plant in Hull from Calpine Corporation, in a 70:30 partnership with Mitsui & Co., Ltd of Japan, for a total consideration of GBP500 million. The fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Acquisitions during 2004

Loy Yang B and Valley Power

The fair value of certain assets and liabilities, associated with the purchase of Loy Yang B in Australia, has been revised. This is due to the finalisation of the valuation of the long term hedge agreement between Loy Yang B and the Victoria Government. The provision associated with this 'out of the money' contract has been increased along with an equal offsetting adjustment to increase the fair value of the plant on acquisition. In addition, the fair value of certain acquired cap contracts, in relation to Valley Power and Loy Yang B, has been revised which has increased liabilities with a corresponding increase to the fair value of the plants on acquisition. The corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B and Valley Power.


6.                  Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release " Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.



                                                         As at                 As at               As at
                                                  30 September           31 December         31 December
                                                          2004                  2004                2003
                                                   (Restated*)                               (Restated*)
                                                          GBPm                  GBPm                GBPm

Total equity under UK GAAP                               1,893                 2,062               1,560

Adjustments:
a.        IAS 12 Income tax                                (30)                  (42)                (31)
b.        IAS 19 Employee benefits                         (10)                  (10)                (11)
c.        IFRS 2 Share based payments                        4                     5                   2
d.        IAS 10 Post balance sheet events                   -                    37                   -
          (reversal of dividend accrual)
e.        Others including IAS 36 impairments                6                     6                   5

Total equity under IFRS                                  1,863                 2,058               1,525


                                                 Quarter ended            Year ended
                                                  30 September           31 December
                                                          2004                  2004
                                                          GBPm                  GBPm

Retained profit under UK GAAP                               14                   57

Adjustments:
a.        IAS 12 Income tax                                  -                    1
b.        IAS 19 Employee benefits                           1                    1
c.        IFRS 2 Share based payments                        -                    1
d.        IAS 10 Post balance sheet events
          (reversal of dividend accrual)                     -                   37
e.        Others including IAS 36 impairments                -                    1

Minority interest                                            2                    6

Profit for the period under IFRS                            17                  104



* The UK GAAP comparatives have been amended to comply with UITF 38. Prior to the adoption of UITF 38, the Company's own shares held by the Group ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value. Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by GBP2 million. The net profit for 2004 was not materially affected.


6.                  Reconciliation between UK GAAP and IFRS (continued)

Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.        IAS 12 Income tax

Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.        IAS 19 Employee benefits

The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c.        IFRS 2 Share based payments

A charge is made for both employee share ownership plans (ESOPs) and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d.        IAS 10 Post balance sheet events (reversal of dividend accrual)

Dividends are not accrued until they are approved at the Annual General Meeting.

e.        IAS 36 Impairment of assets

Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f.         IAS 32 and IAS 39 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liability and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments

Other investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.


6.                  Reconciliation between UK GAAP and IFRS (continued)

Convertible bonds

Split accounting is applied, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting

All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 were not implemented retrospectively.

7.                  Dividends

At the Company's Annual General Meeting held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to GBP37 million and was previously reported in the Company's UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, following shareholder approval in the period, it is treated as an appropriation of equity. The dividend was paid to shareholders on 8 July 2005.

8.                  Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new Ordinary Shares were issued at 82p per share on the basis of 33 new Ordinary Shares for every 100 existing ordinary shares. The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147.

9.                  Post Balance Sheet Events

On 17 October 2005, International Power and Mitsui & Co, Ltd (IPM) completed the sale of IPM's 60% interest in the 300 MW Valley Power peaking plant in Victoria, Australia, to Snowy Hydro Ltd.

10.              Annual Report and Accounts

Copies of the full  Annual  Report and  Accounts  for the year ended 31 December
2004, prepared under UK GAAP, are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.


International Power plc

Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 30 September 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.



                  Quarter ended 30 September       Quarter ended 30 September 2004      Year  ended 31 December 2004
                             2005
             Subsidiaries    Share of   Total     Subsidiaries    Share of   Total    Subsidiaries   Share of    Total
                                joint                                joint                               joint
                             ventures                             ventures                            ventures
                                  and                                  and                                 and
                           associates                           associates                          associates
                     GBPm        GBPm    GBPm             GBPm        GBPm    GBPm            GBPm        GBPm    GBPm


Profit from
operations
(including
results from
JVs and
associates
before interest,
tax and minority
interest and
excluding
exceptional items)
North America          17           9      26                2           4       6             (29)         16     (13)
Europe                 29          21      50                2           7       9              52          61     113
Middle East             2           6       8                2           6       8              13          16      29
Australia              39           2      41               18           1      19              96           6     102
Asia                    1          45      46                1          20      21               9          80      89

                       88          83     171               25          38      63             141         179     320

Corporate costs       (12)          -     (12)              (6)          -      (6)            (32)          -     (32)

                       76          83     159               19          38      57             109         179     288




Reconciliation of segment result between IFRS and UK GAAP presentational format


                   Quarter ended 30 September       Quarter ended 30 September       Year ended 31 December 2004
                                         2005                             2004
                                         GBPm                             GBPm                              GBPm
Profit from operations
(excluding exceptional
items)                                    112                               43                               222

Add back:
Share of JVs' and
associates' interest                       27                               10                                46
Share of JVs' and
associates' taxation                       20                                4                                17
Share of JVs' and
associates' minority
interest                                    -                                -                                 3

Profit from operations
(including results from JVs and
associates before interest, tax and
minority interest)                        159                               57                               288


International Power plc

Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 30 September 2005

Effective tax rate reconciliation (pre-exceptional items)

The following table shows a reconciliation of the effective tax rate for the group (excluding exceptional items):

                                              Quarter ended         Quarter ended            Year ended
                                               30 September          30 September           31 December
                                                       2005                  2004                  2004
                                                       GBPm                  GBPm                  GBPm

Profit from operations
(excluding exceptional items)                           112                    43                   222

Add back:
Share of JVs' and associates'
interest                                                 27                    10                    46
Share of JVs' and associates'
taxation                                                 20                     4                    17
Share of JVs' and associates'
minority interest                                         -                     -                     3

Profit before total interest and                        159                    57                   288
taxation

Total interest expense
(including share of JVs and
associates)                                            (81)                  (27)                 (123)

Profit before total tax expense                          78                    30                   165

Total income tax expense
(including share of JVs and
associates)                                            (24)                   (6)                  (42)

Profit after tax                                         54                    24                   123

Total minority interest
(including share of JVs and
associates)                                            (12)                   (2)                  (11)

Profit attributable to the equity
holders
(excluding exceptional items)                            42                    22                   112

Effective tax rate                                      31%                   20%                   25%



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary